FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 2005

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “First Results from Saint I Trial Show AstraZeneca’s Cerovive (NXY-059) Demonstrates a Reduction in Disability in Patients with Acute Ischemic Stroke”, dated 4 May 2005.

2.	Press release entitled, “Dealing by Directors – Companies Act 1985 Sections 324/329”, dated 5 May 2005.

3.	Press release entitled, “AstraZeneca PLC: AGM Resolutions”, dated 6 May 2005.

4.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 6 May 2005.

5.	Press release entitled, “Dealing by Directors – Companies Act 1985 Sections 324/329”, dated 6 May 2005.

6.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 10 May 2005.

7.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 11 May 2005.

8.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 16 May 2005.

9.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 17 May 2005.

10.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 20 May 2005.

11.	Press release entitled, “Dealing by Directors – Companies Act 1985 Sections 324/329”, dated 23 May 2005.

12.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 24 May 2005.

13.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 25 May 2005.

14.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 27 May 2005.

15.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 31 May 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	6 June 2005	By:	/s/ A C N Kemp

			Name:	A C N Kemp
			Title:	Assistant Secretary

Item 1

FIRST RESULTS FROM SAINT I TRIAL SHOW ASTRAZENECA’S CEROVIVE
(NXY-059) DEMONSTRATES A REDUCTION IN DISABILITY IN PATIENTS WITH
ACUTE ISCHEMIC STROKE

SAINT II and CHANT trials for CEROVIVE will continue as planned

AstraZeneca today announced that a first analysis of data from the SAINT I trial involving more than 1700 patients shows a statistically significant reduction versus placebo on the primary outcome of disability after an acute ischemic stroke (p= 0.038), as measured by the Modified Rankin Scale (MRS). However, on the National Institute of Health Stroke Scale (NIHSS), there was no significant difference between the treatment groups in measurement of change in neurological impairment. The clinical significance of these findings need to be assessed in light of the outcome of SAINT II and CHANT.

Half of the SAINT I phase III trial’s 1700 patients were randomised to receive CEROVIVE (NXY-059). The incidence and profile of adverse events was similar to placebo.

This result, together with the ongoing phase III SAINT II trial will enable AstraZeneca to continue its evaluation of the efficacy and safety profile of CEROVIVE (NXY-059) in acute ischemic stroke patients. AstraZeneca plans to file regulatory submissions in the second half of 2006. Such filings for CEROVIVE will be dependent on the final data package, including results from SAINT II and CHANT.

AstraZeneca is encouraged by these data as acute ischemic stroke is a condition for which an effective and well-tolerated treatment is urgently needed. However, the full potential of CEROVIVE will only be clear after completion of the clinical development programme.

The SAINT trials for CEROVIVE (NXY-059) are being conducted worldwide in approximately 400 centres across 40 countries to evaluate the effect of the compound in acute ischemic stroke patients. These countries and regions include: Europe, Asia, Australia, New Zealand, South Africa, United States, Canada and Latin America.

The CHANT (Cerebral Hemorrhagic And NXY-059 Treatment) trial will also continue as planned. CHANT is a double-blind, randomised, placebo-controlled, parallel-group, multi-centre, Phase IIb study to assess the safety and tolerability of CEROVIVE (NXY-059) in adult patients with acute intracerebral hemorrhage. The independent data safety monitoring board recently conducted a planned safety review on the first 200 patients and recommended the trial to proceed per plan. The trial will involve 150 centres in 21 countries.

CEROVIVE (NXY-059), an investigational drug under development by AstraZeneca and licensed from Renovis, Inc., has a proposed mechanism of action of free radical trapping. It is being studied as a neuroprotectant in clinical trials based on effects seen in experimental models of acute ischemic stroke.

Modified Rankin Scale (MRS): the most commonly used global disability scale for assessing stroke patients. It is a simple measure of independence primarily used in the rehabilitation phases of stroke.

National Institute of Health Stroke Scale (NIHSS): provides a quantitative assessment of the neurological examination findings that are most relevant to stroke patients. This scale assesses neurological impairment, providing a measure of the severity of the stroke and was developed specifically for use in acute stroke trials.

-ENDS-

Wednesday 4th May 2005

Media Enquiries:
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Enquiries:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087

US Investor Enquiries:
Ed Seage +1 302 886 4065
Jorgen Winroth +1 212 579 0506

Item 2

Dealing by Directors
Companies Act 1985 Sections 324/329

We hereby inform you that the interest of David R. Brennan, a Director of the Company, in the American Depositary Shares (ADSs) of AstraZeneca PLC has changed as detailed below. One ADS equals one Ordinary Share.

As previously notified on 31 March 2005, Mr Brennan became unconditionally entitled to 18,925 ADSs on the partial vesting of an award under the terms of the AstraZeneca US Executive Performance Share Plan. Mr Brennan has elected to defer the value of those ADSs, less certain mandatory tax deductions, into the AstraZeneca US Executive Deferral Plan, a unitised stock fund established in 2000, in which Mr Brennan, in common with other participating US executives, is deemed to have a notional interest in ADSs calculated by reference to the fund value and the closing price of AstraZeneca ADSs. This deferral occurred on 29 April 2005, following which Mr Brennan has a notional interest in 74,073 ADSs in the AstraZeneca US Executive Deferral Plan as at 29 April 2005 based on that day’s closing price of US$43.95.

In total, Mr Brennan now has an interest in 169,993 AstraZeneca ADSs, including the notional interest in ADSs in the AstraZeneca US Executive Deferral Plan referred to above.

G H R Musker
Company Secretary
5 May 2005

Item 3

AstraZeneca PLC: AGM Resolutions

In accordance with paragraph 9.31 of the Listing Rules, copies of the relevant resolutions passed at the Annual General Meeting of AstraZeneca PLC on 28 April 2005 have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility at 25 The North Colonnade, Canary Wharf, London E14 5HS.

Graeme Musker
Company Secretary
6 May 2005

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 5 May 2005, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2338 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,632,828,623.

G H R Musker
Company Secretary
6 May 2005

Item 5

Dealing by Directors
Companies Act 1985 Sections 324/329

We hereby inform you that, on 5 May 2005, Mr J R Symonds, a Director of the Company, acquired 298 of the Company’s USD0.25 Ordinary Shares at a price of £22.64 per share following the exercise of an option under the AstraZeneca Savings-Related Share Option Scheme.

On 5 May 2005, Mr Symonds also purchased 300 of the Company’s USD0.25 Ordinary Shares at a price of £23.64 per share using the proceeds of a savings account linked to an option under the AstraZeneca Savings-Related Share granted to him in 2001 at an option price of £29.71. This option will lapse on 1 June 2005 if not exercised before then.

Mr Symonds’ interest in the Ordinary Shares of the Company has increased to 11,527 shares, which represents less than 0.001 per cent of the number of shares in issue. Mr Symonds now has options over 312,753 Ordinary Shares.

G H R Musker
Company Secretary
6 May 2005

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 9 May 2005, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2321 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,632,103,082.

G H R Musker
Company Secretary
10 May 2005

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 10 May 2005, it purchased for cancellation 700,000 ordinary shares of AstraZeneca PLC at a price of 2317 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,631,417,997.

G H R Musker
Company Secretary
11 May 2005

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 13 May 2005, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2290 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,630,671,552.

G H R Musker
Company Secretary
16 May 2005

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 16 May 2005, it purchased for cancellation 650,000 ordinary shares of AstraZeneca PLC at a price of 2314 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,630,021,552.

G H R Musker
Company Secretary
17 May 2005

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 19 May 2005, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2347 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,629,531,259.

G H R Musker
Company Secretary
20 May 2005

Item 11

Dealing by Directors
Companies Act 1985 Sections 324/329

We hereby inform you that, on 23 May 2005, Sir Tom McKillop, a Director of the Company, acquired 447 of the Company’s USD0.25 Ordinary Shares at a price of £22.64 per share following the exercise of an option under the AstraZeneca Savings-Related Share Option Scheme.

Sir Tom McKillop’s interest in the Ordinary Shares of the Company has increased to 92,615 shares, which represents approximately 0.006 per cent of the number of shares in issue. Sir Tom McKillop now has options over 678,611 Ordinary Shares.

G H R Musker
Company Secretary
23 May 2005

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 23 May 2005, it purchased for cancellation 800,000 ordinary shares of AstraZeneca PLC at a price of 2317 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,628,731,565.

G H R Musker
Company Secretary
24 May 2005

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 24 May 2005, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2313 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,627,981,565.

G H R Musker
Company Secretary
25 May 2005

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 26 May 2005, it purchased for cancellation 300,000 ordinary shares of AstraZeneca PLC at a price of 2336 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,627,684,662.

G H R Musker
Company Secretary
27 May 2005

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 27 May 2005, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 2343 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,627,084,662.

G H R Musker
Company Secretary
31 May 2005